UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

_____________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 333-258926

_____________________

Argo Blockchain plc

(Translation of registrant’s name into English)

_____________________

9th Floor

16 Great Queen Street

London WC2B 5DG

England

(Address of principal executive office)

_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Disclosure of inside information dated 5 November 2021

Press Release

5 November 2021

Argo Blockchain PLC

(“Argo” or “the Company”)

Disclosure of inside information

On November 4, 2021, representatives of Argo Blockchain (LSE: ARB; Nasdaq: ARBK) (“Argo”) held a meeting with Anthony Coyle in which they discussed Argo Blockchain’s business. During the meeting, these representatives intended to review and explain previously published or publicly available information regarding Argo, but inadvertently disclosed certain information that could be viewed as material non-public information under US securities laws or inside information under UK securities laws (collectively, “MNPI”). Mr. Coyle subsequently published a report of the conversation on Twitter that included the MNPI. Argo is publishing this disclosure to provide and clarify such information to investors. Specifically:

●
Mr. Coyle wrote that Argo claimed a 25% uplift in hash-rate resulting from the use of immersion cooling technology. Argo does not have sufficient data to make such a claim, and did not claim this. Argo did reiterate prior public statements that immersion technology can allow mining machines to run at greater sustained processing speeds and can extend the lives of older machines that are, or are becoming, no longer profitable using conventional air-cooling technology, which in both cases could significantly improve machine profitability and return on investment.

●
Argo representatives disclosed that, by virtue of the company’s strategy of evaluating crypto currency other than Bitcoin, Argo could find revenue from such alternative currency comprising up to 20% of total revenue acceptable. This statement was not intended as a forecast, but rather to provide directional insight into the potential level of revenue diversification that Argo currently believes could be acceptable.

●
Argo representatives disclosed that Argo has seen a 500% return on its investment in certain Equihash machines purchased in June 2020. This statement was made to illustrate that return on investment can vary greatly, and this was a particularly favorable example. For clarity, Argo hereby notes that the purchase in question was for a total of approximately US$474,000, and that the return on investment for this purchase was not in itself material to Argo’s business.

●
Argo representatives disclosed in a forward-looking statement that the total cost to build and kit out an 800 megawatt mining facility in Texas could be US$1.5-2.0 billion. This cost range is based on numerous assumptions, including the type of mining machines to be installed in the facility, the mix of owned and hosted machines, the cost of raw materials, labour and power required to construct the facility, the timing of build-out and machine purchase, and other factors. The actual costs for Argo to build and kit out the Helios facility in Texas will also depend on the extent to which Argo decides to fully develop the property, which has not yet been determined. Each of the foregoing assumptions is subject to numerous inherent risks and uncertainties, and, as a result, future results could differ materially from the estimated range above.

In addition, Mr. Coyle’s report includes certain references to views of Argo representatives that are forward-looking statements, and do not represent the views of Argo, including statements regarding the future price of Bitcoin, future profitability of mining as a function of power cost, future of cryptocurrency business cycles, Argo’s ability to remain profitable through these cycles, and similar matters. Argo notes that these statements are subject to numerous uncertainties and risks, including those related to the future value of cryptocurrency, regulatory developments affecting the cryptocurrency and blockchain industries, future cost and availability of power and other resources required to mine cryptocurrency, and supply chain constraints.

For a discussion of the risks and uncertainties relating to forward looking statements made herein, please refer to Argo’s filings with the US Securities and Exchange Commission, including the F-1 Registration Statement filed in connection with Argo’s US initial public offering, and its prospectus filed with the UK Financial Conduct Authority. Actual future events and results could differ materially from those reflected the statements discussed herein.

This announcement contains inside information.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Emma Hodges Salamander Davoudi argoblock@tancredigroup.com	+44 7727 180 873 +44 7861 995 628 +44 7957 549 906

About Argo:

Argo Blockchain plc is a global leader in cryptocurrency mining with one of the largest and most efficient operations powered by clean energy. The Company is headquartered in London, UK and its shares are listed on the Main Market of the London Stock Exchange under the ticker: ARB and on the Nasdaq Global Select Market in the United States under the ticker: ARBK.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 November 2021	ARGO BLOCKCHAIN PLC By: Name: Peter WallTitle: Chief Executive Officer Name: Davis ZaffeTitle: General Counsel